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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000



Commission File No.  0-4829-03

A.  Nabi Savings & Retirement Plan

B.  Nabi
    5800 Park of Commerce Blvd., NW
    Boca Raton, FL  33487
    (561) 989-5800


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NABI SAVINGS AND RETIREMENT PLAN


                                TABLE OF CONTENTS

Report of Independent Certified Public Accountants.........................3


Financial Statements

Statements of Net Assets Available for Benefits............................4

Statement of Changes in Net Assets Available for Benefits..................4

Notes to Financial Statements..............................................5

Signature  ................................................................8


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............9

Index to Exhibits ........................................................10






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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of Nabi Savings
and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi Savings and Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Miami, Florida
June 22, 2001



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NABI SAVINGS AND RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                    December 31,
                                            ----------------------------
                                                2000             1999
                                            -----------      -----------
ASSETS

Investments, at fair value                  $12,705,240      $12,428,178
Receivables:
   Contribution from employer                   538,177          480,667
   Contribution from plan participants           48,971           49,027
                                            -----------      -----------
Net assets available for benefits           $13,292,388      $12,957,872
                                            ===========      ===========

SEE ACCOMPANYING NOTES.




            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2000

Additions:
   Investment results:
     Net depreciation in fair value of investments           $(2,112,099)
     Interest and dividend income                                878,920
   Contributions:
     From employer                                               538,177
     From plan participants                                    1,947,916
                                                             -----------
Total additions                                                1,252,914

Deductions:
   Participant withdrawals                                       853,553
   Administrative expenses                                        64,845
                                                             -----------
Total deductions                                                 918,398
                                                             -----------
Net increase                                                     334,516
Net assets available for benefits at beginning of year        12,957,872
                                                             -----------
Net assets available for benefits at end of year             $13,292,388
                                                             ===========



SEE ACCOMPANYING NOTES.




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NABI SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of Nabi Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies of this document are available from the plan administrator.

GENERAL. The Plan is a defined contribution plan covering all eligible employees of Nabi. The Plan was adopted effective April 1, 1985. Employees are eligible for participation in the Plan immediately after attaining the age of 21 and completing one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS. Each year, participants may contribute up to 15% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Nabi's contributions are discretionary at the option of Nabi's Board of Directors. Nabi has contributed to the Plan an amount equal to 50 percent of each participant's contribution, up to a maximum amount equal to 2 percent of the participant's earnings. In 1999, Nabi adopted a resolution to make an amendment to the Plan that permits qualified non-elective contributions to be made by eligible participants.

INVESTMENT OPTIONS. Upon enrollment in the Plan, a participant may direct participant and employer contributions to any of the Plan's fund options. Participants may change their investment options on a daily basis.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contributions and allocations of (a) employer contributions and
(b) Plan investment results, and is charged with an allocation of administrative expenses. Allocations are based on participants' account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

VESTING. Participants are immediately vested in their own contributions, the employer contributions and earnings thereon.

PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000 or 50% of their vested account balances. Loan repayment periods are for a maximum of 5 years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by 50% of the participant's vested account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through each payroll deduction.




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PAYMENT OF BENEFITS. Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum amount equal to the vested amount of their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The accompanying financial statements have been prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS. The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

ADMINISTRATIVE EXPENSES. Fees and expenses of the Plan for legal, accounting and other administrative services may be paid directly by Nabi or, at Nabi's discretion, in whole or in part out of Plan assets. Nabi has elected for the Plan to pay substantially all administrative fees incurred by the Plan during 2000.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3.  INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and December 31, 1999 are as follows:


                                                                                 2000              1999
                                                                              ----------        -----------
        Smith Barney Corporate Trust Company:
          Gabelli Growth Fund                                                 $3,573,531        $3,618,082
          Smith Barney Government Money Market Portfolio                       1,330,220         1,532,193
          Scudder Growth & Income Fund                                         1,281,099         1,208,340
          Janus Twenty Fund                                                    1,261,879         1,468,056
          Dreyfus Founders Discovery Fund                                      1,246,312                 *
          Lazard International Equity Portfolio                                  844,991           940,312
          Strong Government Securities Fund                                      730,721                 *
          Skyline Special Equities Portfolio                                     671,554                 *
          Baron Asset Fund                                                             *         1,438,258


*  Investment not greater than 5%








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4. PLAN TERMINATION

Although it has not expressed any intent to do so, Nabi has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500 which Nabi expects to file by July 31, 2001:


                                                                                          December 31,
                                                                                              2000
                                                                                          ------------
         Net assets available for benefits per the financial statements                   $13,292,388
         Benefits approved but unpaid                                                         (32,542)
                                                                                          -----------
         Net assets available for benefits per the Form 5500                              $13,259,846
                                                                                          ===========


The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

                                                                                            Year Ended
                                                                                           December 31,
                                                                                               2000
                                                                                           ------------

         Benefits paid per the financial statements                                          $853,553
         Amounts allocated on Form 5500 to withdrawn
            participants at December 31, 2000                                                  32,542
                                                                                             --------
         Benefits paid per the Form 5500                                                     $886,095
                                                                                             ========


Amounts allocated to withdrawn participants are recorded on the Form 5500 as benefits paid including benefits that have been processed and approved for payment prior to year-end but not yet paid.





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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Nabi, as plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                       NABI SAVINGS & RETIREMENT PLAN



Date:  June 29, 2001                   By: /s/ Mark L. Smith
                                           -------------------------------------
                                       Mark L. Smith
                                       Senior Vice President, Finance and Chief
                                       Financial Officer






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                        Nabi Savings and Retirement Plan

                          EIN: 59-1212264 Plan No.: 001
                              Schedule H, Line 4i--
                    Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                                 (c)
                     (b)                          Description of Investment, Including                      (e)
        Identity of Issue, Borrower,                Maturity Date, Rate of Interest,                      Current
 (a)      Lessor, or Similar Party                 Collateral, Par, or Maturity Value                       Value
--------------------------------------------------------------------------------------------------------------------
  *  Smith Barney Corporate Trust       Gabelli Growth Fund                                             $ 3,573,531
                                        Smith Barney Government Money Market Portfolio                    1,330,220
                                        Scudder Growth & Income Fund                                      1,281,099
                                        Janus Twenty Fund                                                 1,261,879
                                        Dreyfus Founders Discovery Fund                                   1,246,312
                                        Lazard International Equity Portfolio                               844,991
                                        Strong Government Securities Fund                                   730,721
                                        Skyline Special Equities Fund                                       671,554
                                        Warburg Pincus Emerging Markets Fund                                255,437
                                        Loomis Sayles Bond Fund                                             224,533
                                        Pilgrim GNMA Income Fund                                            214,588
                                        Warburg Pincus Global Fixed-Income Fund                             213,476
    *Nabi                               Common Stock                                                        210,270
     Participant Loans                  Interest rates between 9.25% - 10.50%                               646,629
                                                                                                        -----------
                                                                                                        $12,705,240
                                                                                                        ===========


*  Represents a party in interest

Note: Cost information has not been included in column (d) because all investments are participant-directed.





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                                INDEX TO EXHIBITS


Exhibits
--------

23.1           Consent of Ernst & Young LLP








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